Origin Agritech Limited Reports Unaudited Financial Results for the Year Ended September 30, 2013

Operating income was RMB18.16 million in FY2013, up from an operating loss of RMB (3.47) million in FY2012

EPS was US$0.05 in FY2013, turned around from a net loss per share of US$(0.01) in FY2012

BEIJING--/PRNEWSWIRE/--January 8, 2014--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds in China, today announced unaudited financial results for the fiscal year ended September 30, 2013. These unaudited year end results reflect the Company’s consolidated financial statements during the period from October 1, 2012 to September 30, 2013. Origin prepares its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

UNAUDITED FINANCIAL RESULTS OVERVIEW

Fiscal year 2013 was the first year after the corporate-wide restructuring program carried out during fiscal year 2012, and as a result the Company’s financial performance has turned around significantly despite headwinds we faced in the seed industry and the impact of unfavorable weather in the Northeastern China region. Operating profit for fiscal year 2013 was RMB18.16 million (US$2.92 million), representing a significant turnaround from the operating loss of RMB3.47 million for fiscal year 2012. The turnaround of the operating profit was despite the fact that revenues declined 13% from RMB 552.11 million in the fiscal year 2012 to RMB481.69 million (US$77.30 million) in the fiscal year 2013.

Year-over-Year Comparison of Operating Performance

	2013 (RMB million)	2012 (RMB million)	Year-over-Year Change
Revenues	481.69	552.11	(13%)
Gross Profit	166.61	164.33	1%
Operating Expense	148.45	167.80	(12%)
Operating Profit (loss)	18.16	(3.47)	n/a

Revenue decline was mainly due to the discontinued cotton and agricultural chemical businesses and lower sales for the Company’s corn and rice seed businesses. Excluding the cotton and agricultural chemical businesses, revenues decreased by 8% from RMB 524.80 million to RMB 481.69 million (US$77.30 million), mainly due to a 5% lower of sales volume and 3% price decline. Increasing competition in the seed markets and unfavorable weather for our Northeast operations were among the headwinds we faced during fiscal year 2013. Industry competition increased as the inventory in the seed market in China has reached historically high levels before the 2013 planting season.

Overall Analysis

Total revenues for the fiscal year ended September 30, 2013 were RMB481.69 million (US$77.30 million), a decrease of 13% from RMB552.11 million during the fiscal year ended September 30, 2012. Overall, the year-over-year decrease in revenues was mainly due to the divestment of the cotton and pesticide businesses, and the drop in sales volume of corn and rice as a result of increasing competition in the crop seed market and unfavorable weather for our Northeast operations in fiscal year 2013.

Corn seed products remained our strongest product line, accounting for 80% of our overall sales. Total revenues from corn seeds were RMB387.60 million (US$62.20 million) in fiscal year 2013, compared with RMB416.73 million in the fiscal year ended September 2012. Revenues from rice product line for the year ended September 30, 2013 decreased by approximately 18% to RMB72.71 million (US$11.66 million) from RMB88.14 million in the fiscal year ended September 30, 2012. Sales of canola seeds increased by 9% to RMB21.77 million (US$3.49 million) in fiscal year 2013 compared to RMB19.94 million in fiscal year 2012. With the divestment of the cotton and pesticide businesses in fiscal year 2012, the revenue from those businesses was nil for the fiscal year 2013 from RMB27.09 million in the year ended September 2012.

Operating expenses for the fiscal year ended September 30, 2013 were RMB148.45 million (US$ 23.82 million), representing a decrease of 12% from RMB167.80 million in the fiscal year 2012, which was mainly because our expense control efforts helped to lower the operating expenses despite the increase in higher doubtful receivables allowance and shipping expenses.

Operating income for the fiscal year ended September 30, 2013 was RMB18.16 million (US$2.92 million), compared to the operating loss of RMB3.47 million for the fiscal year ended September 30, 2012. The increase in operating results was mainly due to our improvement in gross profit and expenses control effort.

Net income for the fiscal year ended September 30, 2013 was RMB7.49 million (US$1.21 million), representing a significant improvement from the net loss of RMB1.43 million for the fiscal year ended September 30, 2012. The year-over-year improvement was mainly due to the improvement in operating performance of the core businesses and rigorous expense management.

Net income per share was RMB 0.32 or US$ 0.05 for the fiscal year 2013, compared with net loss of RMB(0.06) in fiscal year 2012.

Statement of Cash Flow

As of September 30, 2012 and 2013, we had approximately RMB152.79 million and RMB131.98 million (US$21.47 million), respectively, in cash and cash equivalents. Total borrowings as of September 30, 2012 and 2013 were RMB74.00 million and RMB286.32 million (US$46.57 million), respectively. During fiscal year 2013, Net cash used in operating activities was RMB146.11 million (US$23.78 million), down from cash inflow of RMB82.71 million for the fiscal year ended September 30, 2012, as the inventory balance increased significantly year-over-year.

Net cash used in investing activities was RMB68.28 million (US$11.11 million) for the fiscal year ended September 30, 2013 compared with RMB143.38 million for the fiscal year ended September 30, 2012. Net cash provided by financing activities was RMB191.69 million (US$31.18 million) for the fiscal year ended September 30, 2013 compared with RMB83.40 million for the fiscal year ended September 30, 2012. The increase in borrowing was mainly related to the bank loans for settlement of seed purchases and for financing the construction of a new corn seed processing plant in Xinjiang.

Research and Development Activities

Origin was built on its strong R&D platform, and we strongly believe a commitment to R&D is essential to the growth of the Company. During fiscal year 2013, we continued to make significant progress both in our conventional hybrid crop seed development programs and biotechnology R&D activities. Our R&D investment of RMB42.16 million represented 8.75% of our total revenue in fiscal year 2013.

Key developments for Origin’s GM corn seeds:

Phytase: Four commercial hybrids with phytase traits have completed the variety production test and are pending the variety approval from the Chinese government.

Glyphosate Tolerance: One GM glyphosate tolerance event (the unique DNA recombination event that took place in one plant cell) passed Phase 4 – Production Test and is waiting for the Phase 5 Safety Certificate. Two more glyphosate tolerance events are being submitted for Phase 3 - Environment Release Test. In addition, more than one thousand events are undergoing Phase 1 - Laboratory Research;

Bacillus Thuringiensis (Bt): Two insect tolerant events are going through Phase 2 - Intermediate Test. Over two hundred events are undergoing Phase 1 - Laboratory Research;

Glyphosate + Bacillus Thuringiensis (Bt): Three events of the Company’s glyphosate and insect tolerant traits have advanced into Phase 3 – Environment Release Test. More than 4,500 events of the stacked traits (inserting more than one gene in a seed via biotechnology) are being screened in Phase 1 - Laboratory Research.

Hybrid Corn Seed Development Program:

In addition to GM crop seeds, Origin has a large R&D program developing conventional hybrid crop seeds. In China, new hybrid seed varieties need to go through an official approval process prior to sales. This approval process typically involves three to four years of registration trials and normally proceeds according to the following sequential steps:

Pre-Registration --> Registration Trial 1 --> Registration Trial 2 --> Field Demo --> Approval

Each step leading up to Approval takes approximately one year unless it needs to be repeated. In some localities Registration Trial 2 and Field Demo are treated as one and the same step.

During fiscal year 2013, we have more than 45 tests going through different stages of the approval process. As the results of multiyear testing, we received registration approval for seven of our new varieties.

Outlook

With the industry inventory for seeds, especially corn seed, at historically high levels, we expect the market to continue with increasing competition in fiscal year 2014. However, we will continue our disciplined management approach and deepen our restructuring effort in different levels to improve our operational efficiency. We expect our earnings performance to improve again and revenue growth to turnaround in the FY2014.

Conference Call Information

The Company will host a teleconference on January 8, 2014, at 8:00 a.m. ET / 9:00 p.m. Beijing time to discuss the fiscal year 2013 results. To participate in the call, please dial +1-877-870-4263 in North America, or +1-412-317-0790 internationally, approximately 5 minutes prior to the scheduled start time.

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China's leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company's website at: www.originseed.com.cn.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reasons.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands, except number of share and per share data)

	September 30,
	2012	2013	2013
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	152,789	131,978	21,467
Accounts receivable, less allowance for doubtful amounts of RMB6,752 and RMB12,110 as of September 30, 2012 and 2013, respectively	7,065	1,949	317
Due from related parties	2,082	3,400	553
Advances to suppliers	7,802	9,768	1,589
Advances to growers	88,194	58,473	9,511
Inventories	282,544	470,811	76,580
Income tax recoverable	2,159	1,163	189
Other current assets	16,407	7,000	1,139
Total current assets	559,042	684,542	111,345
Restricted cash	-	14,350	2,334
Land use rights, net	32,318	33,205	5,401
Plant and equipment, net	317,085	354,735	57,699
Equity investments	22,433	24,894	4,049
Goodwill	11,973	11,973	1,947
Acquired intangible assets, net	25,585	23,117	3,760
Deferred income tax assets	1,755	-	-
Other assets	5,246	11,256	1,831
Total assets	975,437	1,158,072	188,366
LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	35,000	205,000	33,344
Current portion of long-term borrowings	4,000	16,500	2,684
Accounts payable	5,031	4,590	747
Due to growers	4,304	37,875	6,161
Due to related parties	2,769	1,530	249
Advances from customers	435,044	371,571	60,438
Deferred revenues	23,243	22,069	3,590
Income tax payable	39,060	39,060	6,353
Other payables and accrued expenses	56,744	53,783	8,748
Total current liabilities	605,195	751,978	122,314
Long-term borrowings	35,000	64,819	10,543
Other long-term liability	21,810	21,030	3,420
Total liabilities	662,005	837,827	136,277
Commitments and contingencies

Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 23,382,812 and 22,905,926 shares issued and outstanding as of September 30, 2012 and 2013, respectively)	-	-	-
Additional paid-in capital	397,671	399,564	64,991
Accumulated deficit	(100,967)	(93,473)	(15,204)
Treasury stock at cost (498,851 and 1,110,237shares as of September 30, 2012 and 2013, respectively)	(29,377)	(35,659)	(5,800)
Accumulated other comprehensive loss	(6,280)	(4,390)	(714)
Total Origin Agritech Limited shareholders’ equity	261,047	266,042	43,273

Non-controlling interests	52,385	54,203	8,816
Total equity	313,432	320,245	52,089

Total liabilities and equity	975,437	1,158,072	188,366

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except number of share and per share data)

	Year ended September 30,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Revenues	567,434	552,111	481,694	77,297
Cost of revenues	(371,591)	(387,783)	(315,082)	(50,561)

Gross profit	195,843	164,328	166,612	26,736
Operating expenses
Selling and marketing	(56,831)	(56,437)	(55,375)	(8,886)
General and administrative	(86,748)	(77,585)	(66,153)	(10,615)
Research and development	(44,771)	(37,629)	(42,162)	(6,766)
Other income, net	5,120	3,852	15,241	2,446

Total operating expenses, net	(183,230)	(167,799)	(148,449)	(23,821)

Income(loss) from operations	12,613	(3,471)	18,163	2,915

Interest expense	(1,469)	(4,029)	(11,326)	(1,818)
Share of net income of equity investments	1,616	4,030	5,161	828
Loss on liquidation of a subsidiary	(13,582)	-	-	-
Interest income	1,771	2,547	1,776	285

Income (loss) before income taxes	949	(923)	13,774	2,210

Income tax expense
Current	(6,991)	(589)	(2,707)	(434)
Deferred	(6,739)	(1,273)	(1,755)	(282)
Income tax expense	(13,730)	(1,862)	(4,462)	(716)

Net income (loss)	(12,781)	(2,785)	9,312	1,494
Less: Net income (loss) attributable to non-controlling interests	10,298	(1,351)	1,818	292

Net income (loss) attributable to Origin Agritech Limited	(23,079)	(1,434)	7,494	1,202

Other comprehensive income (loss)
Net income (loss)	(12,781)	(2,785)	9,312	1,494
Foreign currency translation difference	2,939	117	1,890	303
Comprehensive income (loss)	(9,842)	(2,668)	11,202	1,797
Less: Comprehensive income (loss) attributable to non-controlling interests	10,298	(1,351)	1,818	292
Comprehensive income (loss) attributable to Origin Agritech Limited	(20,140)	(1,317)	9,384	1,505

Net income (loss) attributable to Origin Agritech Limited per share – basic	(1.00)	(0.06)	0.32	0.05

Net income (loss) attributable to Origin Agritech Limited per share – diluted	(1.00)	(0.06)	0.32	0.05

Shares used in calculating basic net income (loss) per share	23,351,615	23,382,812	23,259,127	23,259,127

Shares used in calculating diluted net income (loss) per share	23,351,615	23,382,812	23,278,443	23,278,443

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended September 30,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$

Operating activities:
Net income (loss)	(23,079)	(1,434)	7,494	1,202
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	23,307	19,541	28,164	4,581
Loss (gain) on disposal of plant and equipment	6,252	1,401	(4,505)	(733)
Gain on disposal of a land use right	-	(825)	-	-
Gain on disposal of an equity investment	(1)	-	-	-
Loss on disposal of Kunfeng’s assets	-	1,814	-	-
Loss on liquidation of a subsidiary	13,583	-	-	-
Impairment on receivables	1,872	4,038	5,358	872
Inventory write down	12,978	27,453	38,561	6,272
Deferred income tax assets	6,739	1,273	1,755	282
Non-controlling interests	10,298	(1,351)	1,818	292
Share-based compensation expense	4,638	3,327	1,893	308
Share of net income of equity investments	(1,616)	(4,030)	(5,161)	(828)
Changes in operating assets and liabilities:
Accounts receivable, net	1,560	(4,486)	(242)	(39)
Due from related parties	(76)	3,101	(1,318)	(214)
Advances to growers	(37,932)	(9,571)	29,721	4,834
Advances to suppliers	(8,432)	4,616	(27)	(4)
Inventories	15,175	(102,230)	(226,828)	(36,895)
Income tax recoverable	590	(4)	996	162
Other current assets	4	48,648	9,574	1,557
Other assets	(3,010)	14,394	3,135	510
Accounts payable	(3,220)	(709)	(441)	(72)
Due to growers	(34,239)	(3,643)	33,571	5,460
Due to related parties	984	1,041	(1,239)	(202)
Advances from customers	49,136	37,111	(63,473)	(10,324)
Deferred revenues	(3,299)	3,431	(1,174)	(191)
Income tax payable	4,113	-	-	-
Other long-term liabilities	(7,003)	21,810	(780)	(127)
Other payables and accrued expenses	8,135	17,997	(2,961)	(482)

Net cash provided by operating activities	37,457	82,713	(146,109)	(23,779)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS – Continued

(In thousands)

	Year ended September 30,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$

Investing activities:
Dividends received	2,467	2,100	2,700	439
Purchase of plant and equipment	(56,332)	(104,214)	(63,282)	(10,293)
Liquidation of a subsidiary	(67,980)	-	-	-
Additional capital injection to an equity investment	(600)	-	-	-
Proceeds from disposal of land use right	-	1,140	-	-
Proceeds from disposal of plant and equipment	-	5,495	7,875	1,281
Deposits for purchase of acquired technology and land use rights	(1,280)	-	(5,781)	(940)
Deposits for purchase of plant and equipment	(11,468)	(43,874)	(5,470)	(890)
Purchase of land use rights	-	(431)	(1,829)	(298)
Purchase of intangible assets	(19,197)	(3,599)	(2,492)	(405)
Net cash provided by (used in) investing activities	(154,390)	(143,383)	(68,279)	(11,106)

Financing activities:
Restricted cash	-	-	(14,350)	(2,334)
Proceeds from short-term borrowings	20,000	105,000	274,000	44,567
Repayment of short-term borrowings	(85,900)	(90,000)	(99,000)	(16,103)
Proceeds from long-term borrowings	-	39,000	37,319	6,070
Repurchase of common stock	-	-	(6,282)	(1,022)
Capital injection from a non-controlling shareholder	19,600	29,400	-	-
Dividends paid to non-controlling shareholders	(12,090)	-	-	-
Proceeds from exercise of share options	2,654	-	-	-
Net cash (used in) provided by financing activities	(55,736)	83,400	191,687	31,178

Net increase (decrease) in cash and cash equivalents	(172,669)	22,730	(22,701)	(3,707)
Cash and cash equivalents, beginning of year	299,672	129,942	152,789	24,852
Effect of exchange rate changes on cash and cash equivalents	2,939	117	1,890	322
Cash and cash equivalents, end of year	129,942	152,789	131,978	21,467

Supplemental disclosures of cash flow information:
Income taxes paid	6,990	589	2,707	440

Interest paid	1,469	4,029	11,326	1,842

Supplemental disclosure of non-cash investing activities:
Disposal of assets in lieu of payment for liabilities	-	1,814	-	-
Other current assets to be received from liquidation of a subsidiary	45,236	-	-	-

CONTACT:
Origin Agritech Limited
Dr. James Chen
Chief Financial Officer
james.chen@originseed.com.cn
or

Kay Liu

Investor Relations

ke.liu@originseed.com.cn

+011 86 13811937764